SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2011

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Business (Preliminary) Results

ø The preliminary results shown in this table may differ from the final results

1. Details (Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)
Classification (unit : in million Won, %)		Current Term (second quarter of 2011)	Previous Term (first quarter of 2011)	Changes (%)	Year to Year Comparison (second quarter of 2010)	Changes (%)
Sales Amount	Current Results	4,040,953	3,908,861	3.4	3,823,587	5.7
	Accumulative Results	7,949,815	3,908,861	—	7,588,033	4.8
Operating Income	Current Results	659,726	614,338	7.4	646,931	2.0
	Accumulative Results	1,274,064	614,338	—	1,123,135	13.4
Net Income From Continuing Operations Before Income Tax	Current Results	648,066	768,901	-15.7	607,761	6.6
	Accumulative Results	1,416,967	768,901	—	1,059,362	33.8
Net Income	Current Results	465,436	537,268	-13.4	448,889	3.7
	Accumulative Results	1,002,705	537,268	—	792,180	26.6
—		—	—	—	—	—
2. Source of Data		Data Provider		SK Telecom IR Team
		Provided for		Analysts and Institutional Investors
		Date of Provision		August 4, 2011 / 16:00
		Related Event(Location)		Conference Call for the quarter ended June 30, 2011 (SK Telecom Headquarter, Conference Room)
3. Contact Information		Supervisor		Soo Cheol Hwang (02-6100- 1809)
		Organizer		Woo Sun Cho (02-6100- 1638)
		Organizing Team		—

Forward-Looking Statement Disclaimer

The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: August 4, 2011

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